

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2017

Thomas Meyer
Chief Executive Officer
Auris Medical Holding AG
Bahnhofstrasse 21
6300 Zug, Switzerland

> **Re: Auris Medical Holding AG**
> **Registration Statement on Form F-1**
> **Filed October 12, 2017**
> **File No. 333-220921**

Dear Mr. Meyer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at (202) 551-3798 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Sophia Hudson, Esq.